Exhibit 99.1

Notice of
Annual and Special Meeting of Shareholders
to be held on Wednesday, June 1, 2016
The annual and special meeting of the shareholders of Baytex Energy Corp. will be held at Centennial Place, 3rd Floor, West Tower (Bow Glacier Room), 250 – 5th Street S.W., Calgary, Alberta on Wednesday, June 1, 2016 at 3:00 p.m. (Calgary time) to:

1.	receive and consider our consolidated financial statements for the year ended December 31, 2015, together with the report of the auditors;

2.	elect nine (9) directors;

3.	appoint the auditors and authorize the directors to fix their remuneration;

4.	consider a non-binding advisory resolution to accept our approach to executive compensation;

5.	consider a resolution to approve the unallocated share awards under our Share Award Incentive Plan;

6.	consider a resolution to approve certain amendments to our Share Award Incentive Plan;

7.	consider a special resolution to reduce the stated capital of our common shares; and

8.	transact such other business as may properly be brought before the meeting or any adjournment thereof.
The specific details of the matters proposed to be put before the meeting (including the full text of the resolutions) are set forth in the information circular - proxy statement accompanying this notice.
If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and deposit it with Computershare Trust Company of Canada by mail or courier at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department or by fax to 1-866-249-7775 (outside North America to 1‑416-263-9524). In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof. Registered shareholders may also vote via the internet at https://investorvote.com/. A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 30, 2016 or at least 48 hours prior to the time of any adjournment of the meeting. See the information circular - proxy statement for further instructions on internet voting.
Only shareholders of record at the close of business on April 12, 2016 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 18th day of April, 2016.
By order of the Board of Directors
(signed)        Murray J. Desrosiers
Vice President, General Counsel
and Corporate Secretary